Exhibit 4.65

"PURCHASING SYNERGIES" CONTRACT

BY AND BETWEEN

CDISCOUNT, a société anonyme incorporated under French law with a share capital of EUR 5,162,154.62 and with registered office at 120-126 Quai de Bacalan 33000 BORDEAUX, entered in the BORDEAUX Trade and Companies Register under number 424 059 822, represented by Mr Emmanuel GRENIER, duly authorised to enter into this contract,

Hereinafter called "Cdiscount";

AND

DISTRIBUTION CASINO FRANCE, a société par actions simplifiée incorporated under French law with a share capital of EUR 106,758,801.00 and with registered office at 1 Esplanade de France, 42000 Saint-Etienne, entered in the Saint-Etienne Trade and Companies Register under number 428 268 023,

Represented by Mr Gérard WALTER, duly authorised to enter into this contract,

Hereinafter called "DCF",

Both hereinafter called individually the "Party" and jointly the "Parties".

WHEREAS:

Cdiscount, a subsidiary of the Casino Group, has become the leader in the e-distribution of non-food products in France, thanks, in particular, to its website www.cdiscount.com.

DCF, also a subsidiary of the Casino Group, operates physical distribution networks which are predominantly food-focussed, but it is also present on certain non-food markets.

Since 2009, DCF and Cdiscount have been implementing purchasing synergies to pool their purchasing volumes and to offer corresponding benefits to their mutual suppliers (hereinafter "Suppliers").

Given, firstly, the proportional contribution that Cdiscount now makes to the pooled purchasing volumes in relation to non-food products and, secondly, the leverage effect thus created in terms of negotiations with suppliers, the parties have agreed that it would now be appropriate for DCF to remunerate Cdiscount for the increased levels of purchases that the businesses operated by DCF are enjoying thanks to Cdiscount's decisive position and positive growth.

NOW, THEREFORE, THE PARTIES HAVE AGREED AS FOLLOWS:

ARTICLE 1. OBJECT

The object of this contract (hereinafter the "Contract") is to set out the terms and conditions under which DCF will remunerate Cdiscount for the increased levels of purchases in relation to non-food products which the businesses operated by DCF are enjoying thanks to the considerable size of non-food purchasing volumes and to Cdiscount's positive growth.

ARTICLE 2 - TERM OF THE CONTRACT

The Contract will commence on 1 January 2015 and will have an initial fixed term of ten (10) years (hereinafter the "Initial Term").

It will be automatically renewed for subsequent periods of five (5) years, unless either of the Parties notifies the other Party, by registered letter with acknowledgement of receipt, of its intention to terminate the contract subject to giving a notice period of two (2) years.

ARTICLE 3 - PRESENTATION OF THE "PURCHASING SYNERGY"

The Parties will, each year, identify their mutual Suppliers.

Each year, they will negotiate the conditions for buying Products from Suppliers, regardless of the supply channel (delivery ex warehouse or direct delivery to sales outlet), based on the general terms and conditions of sale drawn up and notified by the Supplier, which represent the sole basis for the commercial negotiations, and will negotiate in particular (i) the Supplier's prices, (ii) price reductions such as discounts and rebates, (iii) discounts for early payment, and (iv) payment terms, such as payment periods and late payment penalties. In return, they will offer quantitative and qualitative conditions and services to Suppliers.

On conclusion of the negotiations, the Parties will sign an annual contract with each mutual Supplier formalising the purchasing conditions obtained through the pooling of their respective volumes.

ARTICLE 4 - FINANCIAL CONDITIONS

4.1 PRESENTATION OF ACCOUNTS

By no later than 5 working days before the end of each quarter, DCF will send CD the amount of orders that have been invoiced by the Suppliers over the past quarter, including an estimate for the 5 purchasing days in progress, based on which the remuneration determined in accordance with Article 4.2 will be applied. Any difference between the estimated and actual values with respect to the 5 remaining purchasing days will be settled in the invoice for the following quarter.

4.2 COMMISSION

In return for the increased levels of purchases obtained by DCF on the basis of the volumes obtained and notified in accordance with Article 4.1 above, DCF will pay Cdiscount a fair remuneration determined as follows:

-	if the proportional contribution made by DCF to the pooled purchasing volume made by DCF and Cdiscount with the Suppliers is strictly greater than 35% of that volume, no remuneration will be owed;
-

if the proportional contribution made by DCF to the pooled purchasing volume made by DCF and Cdiscount with the Suppliers is between 20% and 35% of that volume, Cdiscount's remuneration will be 0.7% of the purchasing volume excluding VAT (3x net) made by DCF with the Suppliers;

-

if the proportional contribution made by DCF to the pooled purchasing volume made by DCF and Cdiscount with the Suppliers is strictly less than 20%, Cdiscount's remuneration will be 1.5% of the purchasing volume excluding VAT (3x net) made by DCF with the Suppliers.

4.3 PAYMENT TERMS

Cdiscount will draw up quarterly invoices.

By no later than 30 March of year n+1, DCF will send Cdiscount the volume of business placed with the Suppliers. In the event of discrepancy with the quarterly statements, the Parties will make any necessary adjustment in the next invoice.

Invoices will be payable by bank transfer within 45 days (end of month) of the date on which the invoice is received.

If the sums owed by DCF are not paid on the contractual due dates for a reason not attributable to CDISCOUNT, the latter may automatically charge late payment interest at the rate of three times the legal interest rate on the sums owed with effect from the contractual due dates plus a fixed charge of EUR 40.00 by way of recovery costs.

4.5 COMMISSION REVIEW

The Parties agree to meet every two years as from 1 January 2018 in order to ensure that the amount of the commission remains consistent with similar market practices. If the commission is no longer consistent, the Parties agree to renegotiate in good faith the amount of the commission payable under the Contract, taking into account market practices at the time of renegotiation.

The Parties will begin these negotiations during the first quarter and they must be completed by 31 March.

-	If the Parties are able to agree on the new commission to be applied, that commission will apply as from 1 January of the current year.
-

If the Parties are unable to agree on the new commission, the latter will be determined by an expert, appointed by mutual agreement between the Parties or, if they are unable to agree, by the President of the Paris Commercial Court, acting at the request of either Party.

The new commission thus determined will apply as from 1 January of the current year.

If the Parties have not started renegotiations within the time periods specified above, they will enter into renegotiations at a later date and make adjustments for the corresponding year elapsed.

ARTICLE 5. EARLY TERMINATION

DCF has the right to terminate this Contract early, subject to giving 3 months' notice sent by registered letter with acknowledgement of receipt, if the proportional contribution made by Cdiscount to the purchasing volumes falls below [sentence incomplete].

ARTICLE 6 - CONFIDENTIALITY

The Parties agree to treat as confidential and to maintain the confidentiality of all information supplied by the other Party as well as information to which they may have had access, directly or indirectly, on account of the performance of the Contract, regardless of the form and/or medium of such disclosure or manner in which the information was learned (hereinafter "Confidential Information").

Confidential Information includes, without limitation, all technical, financial, economic, commercial, legal and other information concerning the Parties and, where applicable, their customers.

The Parties agree to treat all Confidential Information exchanged with the same level of care as their own Confidential Information, and are prohibited from disclosing that Confidential Information, in any form, in any capacity and to any person whatsoever, and likewise agree to take all necessary measures to ensure compliance on the part of their staff and/or partners of any kind, whether permanent or casual.

The Parties undertake, within a period not exceeding fifteen (15) days following the cessation of the Contract, howsoever arising, to return all documents handed over by the other Party upon the conclusion and/or during the performance of the Contract.

It is expressly agreed that this article will remain in force even after the expiry or termination of the Contract, howsoever occurring.

The confidentiality undertaking does not apply to information that:

-	is known by the Parties and which they are able to prove that they found out by themselves or from a third party other than one of the Parties before the signing of the Contract,
-

is in the public domain or which enters into the public domain during the performance of the Contract other than through the action or omission of one of the Parties and/or staff and/or partners of any kind, whether permanent or casual,

-	is required to be disclosed by law or regulation.

ARTICLE 9 - GENERAL

9.1. Personal nature

The Contract is strictly personal to the Parties and cannot be assigned, contributed or transferred, in any form whatsoever, without the prior written consent of the other Party, which will never be compelled to give such consent.

9.2. Independence

The terms of the Contract cannot be construed as making one Party the agent or representative of the other Party. The intention to form a company is formally excluded. Each of the Parties is acting in its own interest and retains its own independence.

Therefore:

•	neither of the Parties can make a commitment for and/or on behalf of the other;
•	each of the Parties agrees not to do anything that may mislead a third party in that regard or make any commitment or offer any guarantee on behalf of the other Party.
•

each of the Parties remains solely responsible for its acts, allegations, commitments, services, products and staff and for the consequences thereof with respect to the other Party and/or third parties.

9.3. Whole Contract

The Contract contains the whole of the agreements between the Parties with respect to the object hereof. It supersedes any agreements, commitments, discussions or negotiations entered into previously by the Parties, whether orally or in writing. No amendments to this Contract can be made other than by means of a written document signed by a duly authorised representative of each of the Signatories, with express reference being made to the Contract.

9.4. Nullity

If, for any reason whatsoever, any of the stipulations of the Contract is deemed null and void by a competent court, the remainder of the Contract will be unaffected.

However, if the nullity or inapplicability of a clause in the Contract substantially alters its legal and/or economic equilibrium, the Parties agree to meet in order to replace that clause with a valid clause that is as close as possible to it from both a legal and economic perspective.

9.5. Applicable law and Jurisdiction

This Contract is governed by French law.

Any dispute in relation to the interpretation, performance or validity of this Contract will, if it cannot be settled amicably, be subject to the exclusive jurisdiction of the Paris courts.

Executed at Bordeaux, 30 June 2015.

For CDISCOUNT	For DISTRIBUTION CASINO France

Emmanuel GRENIER, CEO	Gérard WALTER, CEO